Exhibit 99.6

1

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, by law the Dutch text will govern.

Deed of partial amendment of the articles of association

(deleting majority shareholder rights)

On the @ day of @ two thousand twenty-@, appeared before me, Jan-Mathijs Petrus Hermans, civil-law notary, practising in Amsterdam, the Netherlands:

[@name deputy civil-law notary Dentons Europe LLP in Amsterdam, the Netherlands].

The said individual declared as follows:

WHEREAS

A.	On the thirty-first day of January two thousand twenty-four, the general meeting of Sono Group N.V., a public company ('naamloze vennootschap'), with its statutory seat in Amsterdam, the Netherlands, (office address: 8093 5 Munich, Germany, Waldmeisterstrasse 76) and registered with the Trade Register held by the Chamber of Commerce for the Netherlands under number 80683568 (the Company), inter alia resolved (the Shareholders’ Resolutions) during an extraordinary general meeting of the Company held in Amsterdam, the Netherlands, on the thirty-first day of January two thousand twenty-four (the EGM) to partially amend the articles of association of the Company (the Articles of Association) as outlined in this deed.

B.	By the Shareholders’ Resolutions, it was furthermore resolved to authorize the person appearing to have this deed executed.

C.	The Articles of Association of the Company were established at incorporation of the Company, by a deed executed on the twenty-third day of October two thousand twenty before P.C.S. van der Bijl, civil-law notary in Amsterdam, the Netherlands.

D.	The Articles of Association of the Company have been last amended by a deed, executed on the @ day of @ two thousand and twenty-@, before [@(a substitute of) mr. J.-M.P Hermans], aforementioned civil-law notary.

2

AMENDMENT ARTICLES OF ASSOCIATION

To implement the Shareholders’ Resolutions the said individual, acting as aforesaid, declares that the Articles of Association are hereby partially amended as follows:

Article 1.1 is hereby amended to delete the following definition:

Majority Shareholders	Laurin Sinan Paul Hahn, born in Munich, Germany, on the eighteenth day of May nineteen hundred and ninety-four, and Jona Johannes Christians, born in Munich, Germany, on the first day of June nineteen hundred and ninety-three.

Article 23.2 is hereby amended, so that it will read as follows:

23.2	The Supervisory Board shall determine the number of Supervisory Directors.

Article 24.2 is hereby amended, so that it will read as follows:

24.2	The General Meeting can only appoint a Supervisory Director upon a binding nomination by the Supervisory Board.

The General Meeting may at any time resolve to render any such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Supervisory Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

FINAL STATEMENT

The following annex is attached to this deed:

-	the minutes evidencing the Shareholders’ Resolutions (Annex 1).

END

The said individual is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. I, civil-law notary, stated and explained the substance of this deed and pointed out the consequences of its contents to the said individual. The said individual then declared that he had noted the contents of this deed and that he agreed therewith. Subsequently, this deed was executed and was, immediately after it had been read aloud in part, signed by the said individual and by me, civil-law notary.